Exhibit 99.2

SEABRIDGE GOLD INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FIRST QUARTER ENDED

MARCH 31, 2023

SEABRIDGE GOLD INC.

Management’s Discussion and Analysis

This management’s discussion and analysis (“MD&A”) of Seabridge Gold Inc. (“Seabridge” or the “Company”) and its subsidiary companies, dated May 12, 2023, is intended to supplement and complement the unaudited condensed consolidated interim financial statements and related notes (“consolidated interim financial statements”) as at and for the three months ended March 31, 2023. It should be read in conjunction with the Company’s audited annual consolidated financial statements and annual management’s discussion and analysis for the year ended December 31, 2022, and the 2022 Annual Information Form filed on SEDAR at www.sedar.com. Other corporate documents are also available on SEDAR and EDGAR as well as the Company’s website www.seabridgegold.com. As the Company has no operating projects at this time, its ability to carry out its business plan rests with its ability to sell projects or to secure equity and other financings. All amounts contained in this document are stated in Canadian dollars unless otherwise stated.

The consolidated interim financial statements for the three months ended March 31, 2023 and the comparative period 2022 have been prepared by the Company in accordance with IAS 34, Interim Financial Reporting.

Company Overview

Seabridge Gold Inc. is a company engaged in the acquisition and exploration of mineral properties, with an emphasis on gold resources, located in North America. The Company’s objective is to provide its shareholders with exceptional leverage to a rising gold price and the returns from significant copper resources it has acquired. The Company’s business plan is to increase its mineral resources in the ground, through exploration, but not to go into production on its own. The Company intends to sell projects or participate in joint ventures towards production with major mining companies. Since inception in 1999, Seabridge has acquired interests in numerous advanced-stage gold projects situated in North America and its principal projects include the KSM property located in British Columbia and the Courageous Lake property located in the Northwest Territories. The Company also holds a 100% interest in the Iskut Project in British Columbia and the Snowstorm Project in Nevada. In 2020, the Company purchased its 100% interest in the 3 Aces gold project in Yukon and acquired the East Mitchell property, adjacent to the KSM project, in British Columbia. Although focused on gold exploration, the Company has made significant copper discoveries, in particular, at KSM. Seabridge’s common shares trade in Canada on the Toronto Stock Exchange under the symbol “SEA” and in the United States on the New York Stock Exchange under the symbol “SA”.

Results of Operations

The Company recorded net loss of $10.8 million or $0.13 per share for the three months ended March 31, 2023 compared to net loss of $6.3 million or $0.08 per share for the three months ended March 31, 2022.

For the three months ended March 31, 2023, the most significant items contributing to the net loss included unrealized loss due to changes in the fair value of the Company’s secured note liability, corporate and administrative expenses, and finance costs, partially offset by income taxes recovery, foreign exchange gain and interest income. These items are discussed further below.

During the three months ended March 31, 2023, the fair value of the secured note liability increased by $18.8 million of which the Company recorded $11.2 million loss through profit or loss, and $7.6 million through other comprehensive income (loss).

The Company measures the fair value of its secured note liability using a discounted cash flow model with a Monte Carlo simulation. Key assumptions into this model are summarized in the following table.

Inputs and assumptions	March 31, 2023	December 31, 2022
Weighted Average Life [1]	48.5 years	44.9 years
Forecast silver production in thousands of ounces	166,144	166,144
Future silver price	US$29.58 to US$211.38	US$29.38 to US$110.51
Risk-free rate	3.7%	3.4%
Credit spread	5.0%	5.3%
Share price volatility	60%	60%
Silver royalty discount factor	8.9%	8.6%

1)	Weighted average life reflects the revised silver forecast production schedule contained in the recently filed KSM updated Preliminary Feasibility Study (PFS) and Preliminary Economic Assessment (PEA) for the KSM project, discussed below.

The fair value of the secured note was estimated using Level 3 inputs and is most sensitive to changes in silver prices and forecasted silver production.

Corporate and administrative expenses decreased by $0.7 million, from $4.6 million in the first quarter of 2022 to $3.9 million in the current quarter. The decrease was mainly due to lower stock-based compensation expenses ($0.9 in 2023 vs $2.3 in 2022) partially offset by higher cash compensation, higher professional fees and other general and administrative expenses (discussed below).

Cash compensation increased by $0.4 million, from $1.2 million in 2022 to $1.6 million in 2023. The increased cash compensation was mainly related to an increase in non-project headcount. Professional fees and other general and administrative expenses increased by $0.3 million, from $1.1 million in 2022 to $1.4 million in Q1 of 2023. The increase was mainly due to increase in travel and insurance costs. The Company anticipates that personnel numbers and related remuneration will continue to increase slightly but not as significantly as had been the case in 2022.

The Company has, since 2019, refocused the compensation practices away from issuing a combination of stock options and restricted share units (RSUs) to only RSUs. Stock-based compensation expense related to RSUs decreased by $1.4 million, from $2.3 million in the first quarter of 2022 to $0.9 million in the current quarter. The decrease was mainly due to the fact that the RSUs granted in December 2022 had a range of estimated vesting periods up to 36 months compared to RSUs granted in December 2021 had a vesting period of 4 months and had vested in the second quarter of 2022.

		($ 000s)
RSUs granted	Number of RSUs	Grant date fair value	Expensed prior to 2022	Expensed in 2022	Expensed in 2023	Balance to be expensed
June 24, 2021	10,000	222	0	185	18	19
September 01, 2021	20,000	454	75	304	37	38
September 07, 2021	10,000	229	36	155	19	19
October 01, 2021	10,000	195	24	122	16	33
December 13, 2021	123,800	2,622	437	2,185	-	-
July 04, 2022	10,000	159	-	52	26	81
December 13, 2022	310,266	5,073	-	135	752	4,186
			572	3,138	868	4,376

During the first quarter of 2023, $0.9 million of stock-based compensation expense was charged to the statement of operations and comprehensive loss. Most of the expense relates to the December 2022 grant of 310,266 RSUs issued to the directors, senior management, and employees.

During the second quarter of 2022, 123,800 RSUs granted in December 2021 vested upon the Company completing the 2021 exploration program at Snowstorm and were exchanged for common shares of the Company. Of the total fair value of $2.6 million, $0.4 million was charged to the statement of operations and comprehensive loss in the fourth quarter of 2021, and the remaining $2.2 million was charged to the statement of operations and comprehensive loss during the first and second quarters of 2022.

The $0.6 million foreign exchange gain recognized in the first quarter of 2023 relates to the translation of the US dollar denominated secured note into Canadian dollars. During the comparative year, the Company recognized a foreign exchange loss of $0.1 million.

The finance cost incurred during the first quarter of 2023 amounted to $0.1 million compared with $3.1 million recognized in the comparative quarter and primarily related to the fees paid upon closing the secured note financing.

In the first three months of 2023, the Company recognized $0.1 million of other income related to the flow-through share premium recorded primarily on the financings completed in December 2022 (discussed below). During the comparative period, the Company recognized $0.1 million of other income related to the flow-through share premium recorded on the financings completed in June 2020 and June 2021 (discussed below).

The Company holds common shares of several mining companies that were received as consideration for optioned mineral properties and other short-term investments, including one gold exchange-traded receipt. In Q1 of 2023, the Company recognized an increase in the fair value of investments of $0.1 million, net of income taxes. During the comparative period, the Company recognized an increase in the fair value of investments, net of income taxes, of $0.2 million. The change in the fair value of these investments was recorded within other comprehensive income (loss) on the consolidated statement of operations and comprehensive income (loss).

The Company holds one investment in an associate that is accounted for on an equity basis. In the first quarter of 2023, the Company recognized a $0.1 million loss in investment in associates. During the comparative period, the Company recognized a $0.04 million loss in investment in associates.

In 2021, the Company reassessed the closure plan for the Johnny Mountain Mine and charged $5.4 million of rehabilitation expenses to the consolidated statements of operations and comprehensive income (loss). Also, in 2022, the Company reassessed the closure plan for the Johnny Mountain Mine and charged an additional $6.6 million of rehabilitation expenses to the consolidated statements of operations and comprehensive income (loss). Additional reclamation costs were mainly the result of weather-related events that delayed 2022 reclamation activities until 2023. Costs are expected to be incurred until 2025.

In the first quarter of 2023, the Company incurred $0.2 million of environmental rehabilitation expenditures (2022 - $0.3 million) related to the reclamation activities at the Johnny Mountain Mine site.

During the current quarter, the Company recognized income tax recovery of $3.5 million, primarily due to the tax recovery arising from the losses during the period, including the loss recognized on remeasurement of the fair value of the secured note liability. The income tax recovery was partially offset by income tax expense arising from the renouncement of expenditures related to the June 2022 flow-through shares issued which are capitalized for accounting purposes. The income tax impact of the revaluation of the secured note liability that was recorded through other comprehensive income (loss) during the current quarter, of $2.1 million of recovery, was also recorded through other comprehensive income (loss).

During the three months ended March 31, 2022, the Company recognized income tax recovery of $1.4 million primarily related to deferred tax recovery arising from the losses in the current quarter, partially offset by deferred tax expense arising due to the renouncement of expenditures related to the June 2020 and June 2021 flow-through shares issued which were capitalized for accounting purposes.

Quarterly Information

Selected financial information for the last eight quarters ending Mar 31, 2023, as follows:

	2023	2022				2021
(in thousands of Canadian dollars, except per share amounts)	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Revenue	-	-	-	-	-	-	-	-
Earnings (loss) for the period	(10,784)	(25,246)	5,045	19,088	(6,281)	(8,546)	(822)	14,548
Basic earnings (loss) per share	(0.13)	(0.31)	0.06	0.24	(0.08)	(0.11)	(0.01)	0.19
Diluted earnings (loss) per share	(0.13)	(0.31)	0.06	0.24	(0.08)	(0.11)	(0.01)	0.19

During the first quarter of 2023 and the fourth quarter of 2022, the unrealized loss related to the change in the fair value of the secured note was $11.7 million and $19.5 million, respectively. During the third and second quarters of 2022, the unrealized gain related to the change in the fair value of the secured note was $24.9 million and $31.6 million, respectively. There was no unrealized gain or loss recognized in the first quarter of 2022 as the secured note was received at the end of March 2022.

In the first quarter of 2022, the loss for the period included $2.3 million of stock-based compensation expenses related to the amortization of RSUs granted in December 2021 that were vested during the second quarter of 2022. In the fourth quarter of 2022, the loss included $6.6 million of rehabilitation expenses related to the Johnny Mountain Mine. In the fourth quarter of 2021, the loss included $5.4 million of rehabilitation expenses related to the Johnny Mountain Mine. In the second quarter of 2021, net income included $21.9 million gain on the disposition of interest in the Red Mountain project.

Mineral Interests and Site Capture Activities

During the first quarter of 2023, the Company’s main efforts and most significant spending were focused on its 2023 site capture and early infrastructure development activities that are designed to ensure that KSM’s Environmental Assessment Certificate (“EAC”) remains in good standing.

The site capture expenditures during the first quarter of 2023, are illustrated below:

($000s)	Capital expenditures	Capitalized borrowing costs	Advance payment to BC Hydro	Total
Cost
As at January 1, 2022	27,061	-	9,620	36,681
Additions	143,994	14,735	28,880	187,609
As at December 31, 2022	171,055	14,735	38,500	224,290
Additions	38,722	4,945	43,650	87,317
As at March 31, 2023	209,777	19,680	82,150	311,607

1)	During the current quarter, the Company paid $43.6 million (as at December 31, 2022, $38.5 million) to British Columbia Hydro and Power Authority (“BC Hydro”) as advance payments made pursuant to the Company signing a facilities agreement with BC Hydro in 2022, covering the design and construction of facilities to supply construction phase hydro-sourced electricity to the KSM project.

On-site capture activities, under the B.C. Environmental Assessment Act, a project’s EAC is subject to expiry if the project has not been substantially started (“Substantial Start”) by the deadline specified in the EAC. The expiry date for KSM’s EAC is July 29, 2026. However, if the B.C. Minister of Environment and Climate Change Strategy determines that a project has been Substantially Started on or before the deadline, the EAC remains in effect for the life of the project. Significant activities started in 2022 and are continuing into 2023, including road, bridge, and camp construction, hydro installations, fish habitat offsetting programs, and the acquisition and transport of construction equipment and vehicles.

The 2023 full-year plan for site capture is approximately $237 million (2022 full-year actual - $180.4 million),and will be fully executed upon its full funding. The plan so far has been funded by the remaining proceeds of the US$225 million secured note issued in March 2022, and proceeds from the ATM. To continue funding its activities, subsequent to the quarter end, the Company agreed to the principal terms for the sale of a net smelter royalty on its KSM project for US$150 million. Refer to the Liquidity and capital resources section for details.

During 2022, the Company filed a full updated pre-feasibility study (“PFS”) for KSM. The full study included a preliminary economic assessment (“PEA”) for mineral resources at KSM, not included in the PFS resources. The results of the PFS show a considerably more sustainable and profitable mining operation than its 2016 predecessor. It envisages an all-open pit mine plan that includes the Mitchell, East Mitchell, and Sulphurets deposits only with a 33-year operating life. Mill production is increased from an initial 130,000 metric tonnes per day (tpd) to 195,000 tpd in the third year of production. The primary reasons for the improvements in the plan arise from the acquisition of the East Mitchell resource in December 2020 and an expansion to planned mill throughput. The many design improvements over earlier studies include a smaller environmental footprint, reduced waste rock production, a 50% increase in mill throughput, and the elimination of capital-intensive block cave mining. The Company is also studying the use of trolley-assist technology or how the supply of power from BC Hydro and the possible electrification of the entire mine fleet can enhance carbon optimization.

Projected economic results of the study compared to the 2016 study and against alternate scenarios are illustrated below.

Amounts expressed in US dollars	2016 PFS Base Case	2022 PFS Base Case	2022 PFS Recent Spot Case	2022 PFS Alternate Case
Metal Prices:
Gold ($/ounce)	1,230	1,742	1,850	1,500
Copper ($/pound)	2.75	3.53	4.25	3.00
Silver ($/ounce)	17.75	21.90	22.00	20.00
Molybdenum ($/lb)	8.49	18.00	18.00	18.00
US$/Cdn$ Exchange Rate:	0.80	0.77	0.77	0.77
Cost Summary:
Operating Costs Per Ounce of Gold Produced (years 1 to 7)	$119	$35	$(83)	$118
Operating Costs Per Ounce of Gold Produced (life of mine)	$277	$275	$164	$351
Total Cost Per Ounce of Gold Produced (inclusive of all capital and closure)	$673	$601	$490	$677
Initial Capital (billions)	$5.0	$6.4	$6.4	$6.4
Sustaining Capital (billions)	$5.5	$3.2	$3.2	$3.2
Unit Operating Cost (US$/tonne)	$12.36	$11.36	$11.36	$11.36
Pre-Tax Results:
Net Cash Flow (billions)	$15.9	$38.6	$46.1	$27.9
NPV @ 5% Discount Rate (billions)	$3.3	$13.5	$16.4	$9.2
Internal Rate of Return	10.4%	20.1%	22.4%	16.5%
Payback Period (years)	6.0	3.4	3.1	4.1
Post-Tax Results:
Net Cash Flow (billions)	$10.0	$23.9	$28.6	$17.1
NPV @ 5% Discount Rate (billions)	$1.5	$7.9	$9.8	$5.2
Internal Rate of Return	8.0%	16.1%	18.0%	13.1%
Payback Period (years)	6.8	3.7	3.4	4.3

The results of the PEA announced in 2022 is a stand-alone mine plan that was undertaken to evaluate a potential future expansion of the KSM mine to the copper-rich Iron Cap and Kerr deposits after the PFS mine plan has been completed. The PEA is primarily an underground block cave mining operation supplemented with a small open pit and is planned to operate for 39 years with a peak mill feed production of 170,000 t/d. The PEA demonstrates that KSM is a potential multigenerational mining project with the flexibility to vary the metal output.

In order to achieve its objectives and milestones, the Company estimates annual costs for each of its mineral interests and tracks costs against those estimates for payroll, environmental and social, technical engineering, exploration, and other holding or property costs. The below information describes those costs versus the 2023 estimates.

During the three months ended March 31, 2023, the Company added an aggregate of $7.9 million of expenditures that were attributed to mineral interests. The breakdown of the mineral interests expenditures by project is illustrated in the following table:

($000s)	Amount	Percentage
KSM	6,600	84%
3 Aces	426	6%
Iskut	352	4%
Snowstorm	221	3%
Courageous Lake	263	3%
Total expenditures	7,862	100%

Advancing the KSM Project and in addition to the substantial start discussion above, the Company’s full year-plan, and the actual incurred costs during the three months ended March 31, 2023 were:

($000s)	Actual	Plan (full year)
Payroll	676	3,228
Technical and engineering	1,203	14,336
Environmental and social	4,093	20,954
Exploration	22	400
Other property or holding costs	61	299
Total	6,055	39,217

Technical and engineering costs include costs related to the continuing geotechnical data collection for key mine infrastructure. Environmental and social endeavors relate to environmental monitoring baseline studies at KSM.

At Iskut, the Company’s full year-plan, and the actual incurred costs during the three months ended March 31, 2023 were:

($000s)	Actual	Plan (full year)
Payroll	188	766
Exploration	152	8,000
Environmental and social	223	5,300
Other property or holding costs	22	-
Total	585	14,066

The Company plans for an extensive drilling program at Iskut based on the analysis of the 2022 drilling and geophysical surveying programs. The work program is designed to test for deeper copper-gold porphyry systems and to expand the Bronson Slope mineral resource. Three helicopter-portable core drills have been reserved for this program that anticipates completion of 12 to 15 drill holes exceeding 12,000 meters of core.

In 2022, the exploration and drilling program led to the discovery of a large, well-mineralized breccia pipe beneath the historic Bronson Slope skarn deposit. The extensive quartz-magnetite pipe, which has been identified as the source of the Bronson Slope deposit, holds broadly disseminated gold and copper mineralization from multiple hydrothermal eruptive events believed to originate from a major porphyry intrusive source. A 2023 drill program is planned to target an increase in the Bronson gold-copper resource and find the intrusive source of the breccia pipe. The current resource at Bronson Slope contains a measured and indicated resource of 187Mt of 0.36 g/t gold and 0.12% copper.

Regional geophysical surveys and continuous surface geology work on the property point to a distinct structural feature that connects the Quartz Rise, Bronson Slope and Snip North targets. All the prospective gold-copper intrusions recognized on the property fall along this regional trend and this observation has led us to envision a cluster of gold-copper deposits. Prior drilling at the lithocap on Quartz Rise and historical drilling at the Snip North target has encountered gold-copper grades that will be explored further in 2023.

In addition to exploration work at Iskut, the Company is continuing its reclamation and closure activities at the Johnny Mountain mine site. Work includes, among other items, general cleanup activities, monitoring of the tailing management facility, permanent storage of waste rock and hydrocarbon remediation. Reported within provision for reclamation liabilities and in support of the reclamation and closure of the Johnny Mountain Mine, the Company incurred $0.2 million of expenditures in the first quarter of 2023 versus $0.3 million in comparative quarter.

At Snowstorm, the Company’s full year-plan, and the actual incurred costs during the three months ended March 31, 2023 were:

($000s)	Actual	Plan (full year)
Payroll	108	487
Exploration	46	3,056
Environmental and social	6	75
Other property or holding costs	61	390
Total	221	4,008

The 2023 exploration program for Snowstorm is to test the potential for mineralized faults across two structures identified in previous exploration efforts. The projected structures are orientated parallel with mineralizing faults in the Getchell Trend. Four RC drill holes are planned with off-sets of about 200 meters, for an expected total drilling of 4,500 meters.

At the 3 Aces project, the Company’s full year-plan, and the actual incurred costs during the three months ended March 31, 2023 were:

($000s)	Actual	Plan (full year)
Payroll	206	816
Exploration	161	7,000
Environmental	37	1,692
Other holding or property	45	45
Total	449	9,553

The Company successfully secured a five-year, Class 4 permit for 3 Aces in 2022 and commenced work on camp repairs, securing water sources and the drilling program. The 2022 program was designed to test the exploration model developed for a central core area that would confirm the potential for resource expansion and evaluate the applicability of the model to establish drill targets within the 3 Aces claims. The 2023 exploration objective is to complete drill testing of the geologic model and prioritize areas for resource definition. The program will focus on advancing and refining the 3-dimentional exploration model and will include geophysical surveys drilling approximately 10,000 meters in three target zones. Additionally, the work program will provide a prioritized list of targets and drill plans to initiate resource definition on the identified target areas.

As reported in prior periods, the Company continues to evaluate the best path forward at its Courageous Lake project in NWT. Options include securing a joint venture partner, the sale of all or a portion of the project, updating the 2012 PFS with a smaller initial project, or conducting additional exploration outside the area of known reserves and resources.

At the Courageous Lake project, the Company’s full year-plan, and the actual incurred costs during the three months ended March 31, 2023 were:

($000s)	Actual	Plan (full year)
Payroll	92	288
Environmental and social	46	864
Technical and engineering	7	2,675
Exploration	116	457
Other property or holding costs	2	148
Total	449	4,432

In response to the COVID-19 pandemic, the Company implemented measures to safeguard the health and well-being of its employees, contractors, consultants, and community members. Many of the Company’s employees worked remotely prior to the pandemic, and from March 2020 through to 2022, employees have been working remotely during ongoing periods of lockdowns in various jurisdictions. The Company is conducting its 2023 programs around social distancing protocols that include safety and preventative actions at its camps. The Company executed its 2022 exploration and development work at KSM, Iskut, Snowstorm, and 3 Aces projects under the same successful protocols it implemented in 2020 and 2021. The Company’s engagement with potential joint venture partners, or potential acquirers of KSM or Courageous Lake diminished in both 2020 and 2021 as major mining companies focused on addressing the needs of their existing operations as a result of the pandemic.

The Company has full access to its properties in Canada and the United States and has managed to adequately staff its camps for conducting its programs. The Company has not experienced problems obtaining the supplies and services needed for its work programs. The Company will follow the advice of local governments and health authorities where it operates. The Company plans work programs on an annual basis and adjusts its plans to the conditions it faces. Now with many of the travel and other restrictions eliminated, the Company fully expects to be able to continue operating its planned programs. One factor that the Company must plan for is the recent resurgence of inflation above past multi-decade levels. Budgets prepared for 2023 have incorporated inflation factors, including labour costs, fuel and energy costs and camp operations and supplies. These increases have not materially impacted planned operations or the Company’s ability to fund and execute its plans.

Liquidity and Capital Resources

The Company’s working capital deficit as at March 31, 2023, was $3.1 million compared to positive working capital of $88.4 million on December 31, 2022. Decreased cash resources resulted from the advance payment to the BC Hydro related to the KSM Facility Agreement, early infrastructure development and corresponding equipment, environmental, reclamation and exploration projects, and corporate and administrative costs. Included in current liabilities as at March 31, 2023, is $4.0 million of flow-through premium liability which is a non-cash item (December 31, 2022 - $4.2 million) and will be reduced as flow-through expenditures are incurred.

Subsequent to March 31, 2023, the Company agreed to the principal terms for the sale of a 1.2% net smelter royalty, on its KSM project, to Sprott Resource Streaming and Royalty Corp. for US$150 million (approximately $200 million at current exchange rates). Closing of the transaction is anticipated in the second quarter and is subject to customary conditions including settling final documentation and obtaining all necessary third-party consents and regulatory approvals.

The Company’s ability to fund its operations and capital expenditures and other obligations as they become due is dependent upon market conditions. The Company’s has in place an At-the-Market Offering that allows for the issuance of up to US$100 million of its common shares and has been an effective source of funding. During the current quarter, the Company raised $5.6 million, and subsequent to the quarter end, the Company raised a further $7.7 million through the program and has room for an additional US$89.9 million.

	March 31,	December 31,
($000s)	2023	2022

Assets
Current assets
Cash and cash equivalents	$37,566	$46,150
Short-term deposits	1,301	81,690
Amounts receivable and prepaid expenses	8,165	8,220
Investment in marketable securities	3,844	3,696
Convertible notes receivable	616	631
Total current assets	51,492	140,387

Liabilities and shareholders’ equity
Current liabilities
Accounts payable and accrued liabilities	$45,828	$42,956
Flow-through share premium	4,038	4,183
Lease obligations	394	511
Provision for reclamation liabilities	4,343	4,343
Total current liabilities	54,603	51,993
Working Capital (1)	(3,111)	88,394

(1)	This is a non-GAAP financial performance measure with no standard definition under IFRS.

On March 24, 2022, the Company entered into an agreement selling a secured note (“Note”) that is to be exchanged at maturity for a 60% gross silver royalty (the “Silver Royalty”) on the KSM project to Sprott Resource Streaming and Royalty Corp. and Ontario Teachers’ Pension Plan (jointly, the “Investors”) for US$225 million. The proceeds of the financing were to be used to continue ongoing physical works at KSM and advance the project towards a designation of Substantially Started. The Substantially Started designation ensures the continuity of the KSM project’s approved EAC for the life of the project.

The Note bears interest at 6.5% per annum, payable quarterly in arrears. The Company can elect to satisfy interest payments in cash or by delivering common shares. For the interest incurred during the three months ended March 31, 2023, the Company elected to pay the interest in common shares, and subsequent to the quarter end, the Company issued 322,084 common shares valued at $15.35 per common share. During 2022, the interest was paid in cash. The Company’s obligations under the Note are secured by a charge over all of the assets of its wholly owned subsidiary, KSM Mining ULC, and a limited recourse guarantee from the Company secured by a pledge of the shares of KSM Mining ULC.

If project financing to develop, construct and place KSM into commercial production is not in place by March 24, 2027, the Investors can put the Note back to the Company for US$232.5 million in cash or common shares at the Company’s option. This right expires once such project financing is in place. If the Investors exercise this put right, the Investors’ right to purchase the Silver Royalty terminates.

If the EAC expires at any time while the Note is outstanding, the Investors can put the Note back to the Company for US$247.5 million at any time over the following nine months, in cash or common shares at the Company’s option. If the Investors exercise this put right, the Investors’ right to purchase the Silver Royalty would terminate.

When the Note matures, the Investors will use all of the principal amount repaid on maturity to purchase the Silver Royalty. The Note matures upon the first of either commercial production being achieved at KSM and either the 10-year anniversary, or if the EAC expires and the Investors do not exercise their right to put the Note to the Company, the 13-year anniversary of the issue date of the Note.

If commercial production is not achieved at KSM prior to the tenth anniversary from closing, the Silver Royalty payable to the Investors will increase to a 75% gross silver royalty. If the EAC expires during the term of the Note and the corresponding put right is not exercised, the increase will occur at the thirteenth anniversary from closing. The Company has the option to buy back 50% of the Silver Royalty, once exchanged on or before 3 years after commercial production has been achieved, for an amount that provides the Investors a minimum guaranteed annualized return.

No amount payable may be paid in common shares of Seabridge if, after the payment, any of the Investors would own more than 9.9% of the Company’s outstanding shares.

The financing provides a significant portion of the capital necessary to attain Substantial Start and reduces the time from the construction schedule once a construction decision has been made.

During the first quarter of 2021, the Company entered into an agreement with two securities dealers, for an At-The-Market offering program, entitling the Company, at its discretion, and from time to time, to sell up to US$75 million in value of common shares of the Company. This program was in effect until the Company’s US$775 million Shelf Registration Statement, that expired in December 2022, was replaced with a new US$750 million the same month. During the current quarter, a US$100 million prospectus supplement was filed and the program was renewed. During the current quarter, the Company issued 313,666 shares, at an average selling price of $18.26 per share, for net proceeds of $5.6 million under the Company’s At-The-Market offering. In 2022, the Company issued 998,629 shares, at an average selling price of $22.82 per share, for net proceeds of $22.3 million under the Company’s At-The-Market offering.

In the current quarter, the Company entered into a new agreement with two securities dealers, for an At-The-Market offering program, entitling the Company, at its discretion, and from time to time, to sell up to US$100 million in value of common shares of the Company. This program can be in effect until the Company’s US$750 million Shelf Registration Statement expires in 2025. During the current quarter, the Company issued 313,666 shares, at an average selling price of $18.26 per share, for net proceeds of $5.6 million under the Company’s At-The-Market offering. Subsequent to the quarter end, the Company issued 423,879 shares, at an average selling price of $18.47 per share, for net proceeds of $7.7 million under Company’s At-The-Market offering.

In December 2022, the Company issued a total of 675,400 flow-through common shares at an average $22.24 per common share for aggregate gross proceeds of $15.0 million. The Company committed to renounce its ability to deduct qualifying exploration expenditures for the equivalent value of the gross proceeds of the flow-through financing and transfer the deductibility to the purchasers of the flow-through shares. The effective date of the renouncement was December 31, 2022. At the time of issuance of the flow-through shares, $4.2 million premium was recognized as a liability on the consolidated statements of financial position. During the current quarter, the Company incurred $0.5 million of qualifying exploration expenditures and $0.1 million of the premium was recognized through other income on the consolidated statements of operations and comprehensive income (loss).

During the current quarter, operating activities, including working capital adjustments, used $7.7 million cash compared to $9.6 million cash used by operating activities in the comparative quarter in 2022. Lower operating cash used in the current quarter was mainly related to a $3.0 million decrease in financing fees, and $0.7 million increase in interest income, partially offset by $1.3 million increase in cash used in working capital, and $0.7 million increase in general and administrative expenses.

Higher general and administrative expenses in the first quarter of 2023 were mainly related to higher cash compensation, higher D&O insurance, and increased travel costs. Operating activities in the near term are expected to remain stable or increase marginally given the growth in project and corporate activity in the Company.

As previously disclosed in the Company’s prior years financial statements, in 2019 the Company received a notice from the CRA that it proposed to reduce the amount of expenditures reported as Canadian Exploration Expenses (CEE) for the three-year period ended December 31, 2016. The Company has funded certain of its exploration expenditures, from time to time, with the proceeds from the issuance of flow-through shares and renounced, to subscribers, the expenditures which it determined to be CEE. The notice disputes the eligibility of certain types of expenditures previously audited and approved as CEE by the CRA. The Company strongly disagrees with the notice and responded to the CRA auditors with additional information for their consideration. In 2020, the CRA auditors responded to the Company’s submission and, although accepting additional expenditures as CEE, reiterated that their position remains largely unchanged and subsequently issued reassessments to the Company reflecting the additional CEE expenditures accepted and $2.3 million of Part Xll.6 tax owing. The Company has been made aware that the CRA has reassessed certain investors who subscribed for flow-through shares in 2013 and will reassess other investors with reduced CEE deductions. Notice of objections to the Company’s and investors’ reassessments have and will be filed as received and will be appealed to the courts, should the notice of objections be denied. The Company has indemnified the investors that subscribed for the flow-through shares. The potential tax indemnification to the investors is estimated to be $10.8 million, plus $2.9 million potential interest. No provision has been recorded related to the tax, potential interest, nor the potential indemnity as the Company and its advisors do not consider it probable that there will ultimately be an amount payable.

During 2016, upon the completion of an audit of the application by tax authorities of the British Columbia Mineral Exploration Tax Credit (“BCMETC”) program, the Company was reassessed $3.6 million, including accrued interest, for expenditures that the tax authority has categorized as not qualifying for the BCMETC program. The Company recorded a $3.6 million provision within non-trade payables and accrued expenses on the consolidated statements of financial position as at December 31, 2016 with a corresponding increase in mineral interests. In 2017 the Company filed an objection to the reassessment with the appeals division of the tax authorities and paid one-half of the accrued balance to the Receiver General and reduced the provision by $1.8 million. In 2019, the Company received a decision from the appeals division that the Company’s objection was denied, and the Company filed a Notice of Appeal with the British Columbia Supreme Court. The Attorney General of Canada replied to the facts and arguments in the Company’s Notice of Appeal and stated its position that the Company’s expenditures did not qualify for the BCMETC program. Subsequent to the year-end, the Company completed discoveries with the Department of Justice and will continue to move the appeal process forward as expeditiously as possible. The Company intends to continue to fully defend its position. As at December 31, 2022, the Company has recognized $3.9 million of long-term receivables from the CRA, including $2.3 million of HST credit due to the Company. The amount recorded in long-term receivables as of March 31, 2023 of $3.9 million includes the initial reassessment of $3.6 million, plus accrued interest.

The Company will continue its objective of advancing its major gold projects, KSM and Courageous Lake, and to further explore the Iskut, Snowstorm and 3 Aces projects to either sell or enter into joint venture arrangements with major mining companies. The market for metals streams and royalty interests seems to be growing and the Company will determine the merits of disposing of options it holds on non-core net profits interests and net smelter returns. Financing future exploration and development may include the selling or entering into new streaming and royalty arrangements.

Contractual Obligations

The Company has the following commitments as at March 31, 2023:

	Payments due by years
($000s)	Total	2023	2024-25	2026-27	2028-29
Secured note – interest expense	133,704	14,856	39,616	39,616	39,616
Capital expenditure obligations	51,321	51,321	-	-	-
Flow-through share expenditures	14,490	14,490	-	-	-
Mineral interests	5,590	634	1,652	1,652	1,652
Lease obligation	1,528	496	834	106	92
	206,633	81,797	42,102	41,374	41,360

In 2022, the Company entered into a Facilities Agreement with BC Hydro covering the design and construction of facilities by BC Hydro to supply construction phase hydro-sourced electricity to the KSM project.

The cost to complete the construction is estimated to be $32.8 million of which the Company has paid $24.9 million to BC Hydro and the remaining balance is due in December 2023. In addition, the Facilities Agreement requires $59.7 million in security or cash from the Company for BC Hydro system reinforcement which is required to make the power available of which the Company has paid $57.1 million to BC Hydro and the balance is due in December 2023. The $59.7 million system reinforcement security will be forgiven annually, typically over a period of less than 8 years, based on project power consumption.

Prior to its maturity, the secured note bears interest at 6.5%, or US$14.6 million per annum, payable quarterly in arrears. The Company can elect to satisfy interest payments in cash or by delivering common shares.

Outlook

As mentioned above, the COVID-19 pandemic has not materially impacted the Company’s operations, financial condition or financial performance in 2022, but in 2020 and 2021 it caused it to reduce the scale of certain programs as it hindered the pace of advancement at the affected projects in those years. The Company has been able to execute its 2022 exploration, and monitoring programs at its projects as well as the site capture and early infrastructure development activities at KSM, safely and within the constraints and safety measures implemented. Although the capital markets have been relatively volatile, the Company has not experienced limitations nor does it foresee limitations to accessing capital on acceptable terms. No disruptions to supply chains have been experienced nor have there been delays in project activity.

In 2022, the Company enjoyed favorable capital markets, closing the US$225 million secured financing in the first fiscal quarter and has successfully raised funds under its ATM offering of common shares and other financings mentioned above and its financial condition has not been adversely impacted by the pandemic. As a company without revenue from operations, its financial performance has not been impacted by the pandemic. The Company will continue to monitor developments of the pandemic and will continue to assess the pandemic’s potential impact on the Company’s operations and business.

In addition to the extensive Substantial Start work that the Company is carrying out, it also continues its pursuit of a joint venture agreement on the KSM project with a suitable partner on terms advantageous to the Company, since it does not intend to build or operate the project alone. The KSM project includes multiple deposits and provides a joint venture partner, or purchaser, flexibility in the design of the project. In accordance with its priorities and risk tolerance, the Company believes that it does not make sense for it to start preparing a feasibility study on the KSM project on its own. The 2022 KSM PFS includes recommendations on additional work that could be completed to advance the project, including budget estimates. The work that a joint venture partner might choose to complete might include some or all of this recommended work and might include significantly more work, and so the timing and cost for a joint venture partner to conclude the recommended work or a feasibility study is difficult to predict. The Company plans its work to advance the KSM project on an annual basis, when the results of one year’s work have been received and analyzed, planning for the next year begins. Currently, the Company is focused on Substantial Start activities and while planning its programs, the Company will consider the recommended work in the PFS, but the Company will decide work based on its priorities, the results of its advancement work and the items it believes are best left for a joint venture partner to decide. Plans for each year are typically announced in the second quarter of the year and budgets are established at the beginning of that year.

The early construction work the Company is considering for completion in 2024 and 2025 includes completing construction of the Taft Creek fish habitat offsetting ponds, constructing the powerline from the Treaty Creek switching station to the area of the proposed processing plant and MTT portals in the North Treaty Creek valley, constructing the power substation at the area of the processing plant, constructing the Coulter Creek Access Road to the 8.6 km mark and clearing of many of the sites for location of proposed KSM Project infrastructure. The Company anticipates submitting an application to the EAO for a decision that the KSM Project has been “substantially started” well before the deadline and believes it is keeping itself on course for a positive decision.

The Company has only prepared preliminary estimates for the cost of all of this work and certain of the work requires further engineering before reasonable cost estimates can be established. The Company may elect not to complete some or many elements of this work and may elect to engage in construction of other elements of the KSM Project infrastructure instead, including in respect of the work for 2023. However, its budget for 2023 early construction activities is estimated at $237 million.

At Iskut, the Company is conducting the 2023 exploration program that is focused on the Bronson Slope copper-gold resource and test porphyry occurrences in other targets on the property. Environmental work is also continuing on the reclamation and closure plan for the Johnny Mountain mine.

At the Company’s 3 Aces project, the Company will conduct the 2023 exploration program that will include drill testing of the exploration model for extrapolation across the entire property. Additionally, the work program will provide a prioritized list of targets and drill plans to initiate resource definition on the identified target areas. The overall program is focused on the discovery of a high grade mineralized deposit.

At Snowstorm, the Company will continue exploration efforts to determine the potential for mineralized faults. Past exploration efforts have identified the geophysical signature of several parallel structures on the eastern margin of an uplifted formation block. This setting is consistent with the large mines and the projected structures are orientated parallel with mineralizing faults in the Getchell Trend. The exploration program is to test across two of these structures.

At Courageous Lake, the Company is commencing a preliminary feasibility study for an alternative development plan for the project and determine the best path forward to unlock value.

The Company is exploring various alternatives for raising the funding necessary to pay for these construction activities and other business objectives. Possible financing options include the sale of royalty or streaming interest in the KSM Project, funding from a joint venture partner as part of earning into an interest in the KSM Project, the sale of all or some form of interest in one of the Company’s other projects or the sale of shares or debt issued by the Company, including a possible financing under a Prospectus Supplement. The Company also has an At-the-Market Offering in the United States which has been an effective source of meaningful funding for the Company.

Environment, Social and Governance

Management and the Board of Directors have formalized several key policies that entrench the Company’s environmental, social and governance (ESG) goals, priorities and strategies to operate safely, sustainably and with the highest governance standards. The Board of Directors has established a Sustainability Committee and granted that committee the authority to investigate any activity of the Corporation and its affiliates relating to sustainability and ESG. As the Company operates in the natural resource extraction industry, the Company strives to achieve the highest operating standards, assessing and mitigating the impacts on the physical environment and the communities in which the Company operates. The Company is committed to sustainability and the integration of sustainability principles into all of our activities and has adopted its Sustainability Policy.

During the third quarter of 2022, the Company published its supplemental Sustainability Report providing insight to the Company’s commitment to local communities, environment and sustainability. The report captures the last quarter of 2021 to highlight the Company’s progress towards integrating sustainability into its operations. The Company’s Sustainability Reports are prepared with select disclosures and guidance from the Sustainability Standards Accounting Board Metals and Mining Industry Standards and the Global Reporting Initiative Standards, as well as metrics designed for specifically for the Company. In the 2022 report, we will be disclosing Scope 1, 2 and 3 emissions and will be compliant with the Task Force on Climate-Related Financial Disclosures. The Company will also make submissions for CDP scoring that will provide a snapshot of the Company’s disclosure and environmental performance.

The Company also published its ESG Performance Tables for its first reporting year, 2020. The sustainability report highlights the Company’s accomplishments and approach to three critical pillars: the economy, society, and the environment. These pillars are seen as interdependent, each necessary and supportive to the other. The Company recognizes that sustainability involves protecting environmental values in the area of our projects, contributing to the health and the economic and social well-being of our employees and the local communities, and taking action on national and global priorities. A sustainable human environment requires the Company to consider issues such as cultural respect, inclusiveness, diversity, and broad participation in the opportunities and benefits which derive from our efforts.

In addition to the Sustainability Policy, the Company has also implemented its Environmental Policy; Health and Safety Policy including a separate policy on discrimination, bullying, harassment, and violence; a Workplace Employment Policy; and its Policy Statement on Diversity. The Inaugural Sustainability Report and all of the Company’s policies related to ESG can be found on the Company’s website www.seabridgegold.com.

Disclosure Controls and Procedures and Internal Controls over Financial Reporting

Pursuant to regulations adopted by the U.S. Securities and Exchange Commission, under the U.S. Sarbanes-Oxley Act of 2002 and those of the Canadian Securities Administrators, management evaluates the effectiveness of the design and operation of the Company’s disclosure controls and procedures, and internal control over financial reporting. This evaluation is done under the supervision of, and with the participation of, the Chief Executive Officer and the Chief Financial Officer.

For the quarter ended March 31, 2023, the Chief Executive Officer and the Chief Financial Officer concluded that the Company’s disclosure controls and procedures, and internal control over financial reporting are designed to provide reasonable assurance regarding the reliability of information disclosed in its filings, including its interim financial statements prepared in accordance with IFRS. There has been no change in the Company’s internal control over financial reporting during the quarter ended March 31, 2023, that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

Limitations of Controls and Procedures

The Company’s management, including the Chief Executive Officer and Chief Financial Officer, believe that any internal controls over financial reporting and disclosure controls and procedures, no matter how well designed, can have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance that the objectives of the control system are met.

Cybersecurity

The Company’s management is responsible for cybersecurity risks that face the Company, and the Board of Directors has granted the Audit Committee the authority to oversee management’s assessment of those risks and their prevention and mitigation approaches and to investigate any material breaches. To date, there have been no material breaches of security measures.

An independent review of access to information and other security protocols around the Company’s IT systems was undertaken and completed subsequent to the quarter end. The review, among other items, verified all employees’ ability to recognize potentially malicious emails or other communications that could enable an intruder to download malware onto the Company’s systems leading to the potential circumventing of the Company’s security protocols and to potentially steal or hold ransom Company data.

Shares Issued and Outstanding

At May 12, 2023, the issued and outstanding common shares of the Company totaled 82,398,659. In addition, there were 477,500 stock options, and 345,266 RSUs. Assuming the conversion of all of these outstanding instruments, there would be 83,221,425 common shares issued and outstanding.

Related Party Transactions

During the first quarter ended March 31, 2023 and 2022, there were no payments to related parties other than compensation paid to key management personnel. These transactions were in the normal course of operations and were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

Recent Accounting Pronouncements

Refer to Note 2 in the Company’s unaudited condensed consolidated interim financial statements for the period ended March 31, 2023.

Critical Accounting Estimates

Refer to Note 3 (C) in the Company’s audited consolidated financial statements for the year ended December 31, 2022.

Risks and Uncertainties

The risks and uncertainties are discussed within the Company’s most recent Annual Information Form filed on SEDAR at www.sedar.com, and the Annual Report on Form 40-F filed on EDGAR at www.sec.gov/edgar.shtml.

Forward Looking Statements

The consolidated financial statements and management’s discussion and analysis and any other materials included with them, contain certain forward-looking statements relating but not limited to the Company’s expectations, intentions, plans and beliefs. Forward-looking information can often be identified by forward-looking words such as “anticipate”, “believe”, “expect”, “goal”, “plan”, “intend”, “estimate”, “may” and “will” or similar words suggesting future outcomes, or other expectations, beliefs, estimates, plans, objectives, assumptions, intentions or statements about future events or performance. Forward-looking information may include reserve and resource estimates and expected changes to them, estimates of future production and related financial analysis, unit costs, costs of capital projects and timing of commencement of operations, and is based on current expectations that involve a number of business risks and uncertainties. Factors that could cause actual results to differ materially from any forward-looking statement include, but are not limited to, failure to establish estimated resources and reserves, the grade and recovery of ore which is mined varying from estimates, capital and operating costs varying significantly from estimates, delays in obtaining or failures to obtain required governmental, environmental or other project approvals, inflation, changes in exchange rates, fluctuations in commodity prices, delays in the development of projects and other factors. Forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from expected results.

Potential shareholders and prospective investors should be aware that these statements are subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements. Shareholders are cautioned not to place undue reliance on forward-looking information. By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and various future events will not occur. The Company undertakes no obligation to update publicly or otherwise revise any forward-looking information whether as a result of new information, future events or other such factors which affect this information, except as required by law.

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